Jordan K. Thomsen
Senior Director &
Counsel
212-314-5431(Tel.)
212-314-3959(Fax)

October 3, 2013

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company
Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4
File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments provided via telephone on October 3, 2013 to the above-referenced filing.

We intend to file a post-effective amendment to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1. Please confirm that offer letter will explain what group the contract owner is in.

Response

The offer letter sent to contract owners in Group 2 will indicate that the contract owner is in Group 2.

2. Please provide the staff with a copy of the offer letter and acceptance letter.

Response

A copy of the offer letter and acceptance letter is included herein.

3. Please provide supplementally, or disclose supplementally: 1) the number of contract owners subject to the offer; 2) the average contract value and benefit base of those subject to the offer; and 3) the average percentage increase in contract value if the offer is accepted.

Response

As of June 28, 2013, there are approximately 8,000 contract owners subject to the offer. The average contract value is $118,000. The average benefit base is $157,000. The average percentage increase in contract value if the offer is accepted is 12%.

4. Please revise the supplement and prospectus to make it clear that if you accept certain buyout offers you may not receive a standard death benefit.

Response

The following sentence will be added to the end of the first paragraph under “What is this offer? How does this offer work?” on page 3 in our next post-effective amendment filing.

“Upon termination of the GWBL, the standard death benefit, as described in your Prospectus, would not be available under your contract.”

We will modify the existing prospectus disclosure during the next annual update to clarify that if you accept certain buyout offers, you may not receive a standard death benefit.

5. Please provide the staff with a Tandy representation.

Response

The Registrant will file with the Commission a letter including Tandy representations requested by the staff with the post-effective amendment.

***************************************************************************

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Jordan K. Thomsen
Jordan K. Thomsen

Cc: Christopher E. Palmer, Esq.

2